Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS FILES FINAL SHORT
FORM BASE SHELF PROSPECTUS FOR COMMON SHARES OFFERING

Edmonton, Alberta, September 2, 2009 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) is pleased to announce that, in connection with the preliminary base shelf prospectus previously filed on August 7, 2009, it has filed and received a receipt for a final short form base shelf prospectus (the "Prospectus") covering the public offering of Common Shares in each of the provinces and territories of Canada, except Québec, and filed a related registration statement (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC").

Once the Registration Statement becomes effective, these filings will allow the Company to offer and issue Common Shares to the public by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place, with gross proceeds to the Company not to exceed $150,000,000 CAD.  The Prospectus will also allow certain of the shareholders of the Company to offer all or a part of their Common Shares to the public by way of one or more Prospectus Supplements.

A Registration Statement relating to the Common Shares has been filed with the SEC but has not yet become effective. These Common Shares may not be sold, nor may offers to buy be accepted, before the Registration Statement becomes effective. A copy of the Prospectus has been filed and will be available via SEDAR (www.sedar.com). The Registration Statement may also be accessed directly from the SEC’s website at www.sec.gov.

This news release is not an offer to sell nor is it a solicitation of an offer to buy these securities. These securities may not be sold nor may an offer to buy these securities be accepted prior to their registration or qualification under securities laws.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

NEWS RELEASE

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Director, Investor Relations & Strategic Planning
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email: krowand@nacg.ca